77L New accounting pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards
Update (ASU) 2011-04 Fair Value Measurements and Disclosures (Topic 820) - Amendments to
Achieve Common Fair Value Measurement and Disclosure
Requirements in U.S. GAAP and IFRS.
ASU 2011-04 amends FASB Topic 820 Fair Value Measurement and seeks to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011. The application of ASU 2011-04 will not have a material impact on the funds financial statements.

In December 2011, the FASB issued ASU No. 2011-11 Disclosures about Offsetting Assets and
Liabilities. The update creates new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement.
The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. Putnam Management is currently evaluating the application of
ASU 2011-11 and its impact, if any, on the funds financial statements.